EXHIBIT 32

CERTIFICATION OF PERIODIC REPORT

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, Philip W. Tomlinson, the Chairman of the Board and Chief Executive Officer of Total System Services, Inc. (the "Company"), and James B. Lipham, the Senior Executive Vice President and Chief Financial Officer of the Company, hereby certify that, to the best of his knowledge:

(1) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (the "Report") fully complies with the requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

May 8, 2006   /s/ Philip W. Tomlinson
                                              Philip W. Tomlinson
                                              Chairman of the Board and
                                                Chief Executive Officer

May 8, 2006   /s/ James B. Lipham
                                              James B. Lipham
                                              Senior Executive Vice President and
                                                Chief Financial Officer

This certification "accompanies" the Form 10-Q to which it relates, is not deemed filed with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-Q, irrespective of any general incorporation language contained in such filing.)